Exhibit 99.1

Wheaton Precious Metals to Release 2019 Second Quarter Results on August 8, 2019

TSX: WPM
NYSE: WPM

VANCOUVER, July 2, 2019 /CNW/ - Wheaton Precious Metals™ Corp. will release its 2019 second quarter results on Thursday, August 8, 2019, after market close.

A conference call will be held on Friday, August 9, 2019 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	6456709
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 16, 2019 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	6456709
Archived audio webcast:	www.wheatonpm.com

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-to-release-2019-second-quarter-results-on-august-8-2019-300879653.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2019/02/c5662.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 19:45e 02-JUL-19